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                                Exhibit (a)(4)

                             [LOGO OF INTERTRUST]
                           4750 Patrick Henry Drive
                             Santa Clara, CA 95054

                                    [Date]

Dear Option Holder:

On behalf of InterTrust Technologies Corporation (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") outstanding options granted under the InterTrust Technologies Corporation 1995 Stock Plan, 1999 Equity Incentive Plan and 2000 Supplemental Plan (the "Plans") with an exercise price of $5.00 or more (after giving effect to InterTrust's two-for-one stock split on February 24, 2000) (the "Options") for new options the Company will grant under the Plans (the "New Options"). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the "Letter of Transmittal") accompanying the Company's offer to exchange dated May 24, 2001 (the "Offer of Exchange").

The Offer expired at 9:00 p.m., Pacific time, on June 22, 2001. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to it for a total of ____________ shares of Common Stock and canceled all such Options.

The Company has accepted for exchange and canceled the number of Options tendered by you equal to the number of Option Shares set forth on Attachment A to this letter.

In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a New Option under a Plan for the number of shares of Common Stock which is equal to the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events. Also in accordance with the terms of the Offer, the terms and conditions of the New Option will be substantially the same as the terms and conditions of the Options you tendered for exchange, except that the per share exercise price under the New Option will equal the last reported sale price of the Common Stock on the Nasdaq Market on the date the Company grants the New Option.

In accordance with the terms of the Offer, the Company will grant you the New Option on or after December 26, 2001. At that time, as described in the Offer to Exchange, you will receive a New Option Agreement executed by the Company.

In accordance with the terms of the Offer, and as provided in the Plans, you must be an employee of the Company or one of its subsidiaries from the date you tendered options through the New Option grant date in order to receive your New Option. If you do not remain an employee, you will not receive a New Option or any other consideration for the Options tendered by you and canceled by the Company.

If you have any questions about your rights in connection with the grant of a New Option, please call John Amster, Vice President, Corporate Development, at
(408) 855-0100.

                                              Sincerely,

                                              Victor Shear
                                              Chief Executive Officer

Attachment

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                                 Attachment A

Option Grant Date                     No. of Option Shares
                                      --------------------

                                       2